Exhibit 4.2

SECOND AMENDMENT TO RIGHTS AGREEMENT

     This Second Amendment to Rights Agreement dated as of December 15, 2001 (the “Amendment”), is between MAGNUM HUNTER RESOURCES, INC., a Nevada corporation (the “Company”), and SECURITIES TRANSFER CORPORATION, as rights agent (the “Rights Agent”).

W I T N E S S E T H:

     WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement dated as of January 6, 1998 (as amended, the “Agreement”).

     WHEREAS, pursuant to Section 27 of the Agreement, the Company and the Rights Agent desire to amend the Agreement in the manner set forth below.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

     Section 1. Defined Terms. Except as amended hereby, terms defined in the Rights Agreement shall have the same meanings when used in this Amendment.

     Section 2. Amendments to Definitions.

     (a) The definition of “Acquiring Person” in Section 1 of the Agreement is amended to add the following language at the end of such definition:

Notwithstanding anything contained in this Agreement to the contrary, neither Natural Gas Partners V, L.P., a Delaware limited partnership (“NGP V”), nor any of its Affiliates or Associates (including, without limitation, Natural Gas Partners II, L.P., a Delaware limited partnership (“NGP II”), and Natural Gas Partners III, L.P., a Delaware limited partnership (“NGP III”)), shall become or be an Acquiring Person solely by virtue of either:

     (i) the execution, delivery and performance of that certain Agreement and Plan of Merger dated as of December 17, 2001 hereafter to be entered into by and among the company, Pintail Energy, Inc., a Texas corporation and Prize Energy Corp., a Delaware corporation, as it may be amended from time to time hereafter (such agreement, as so amended, being herein called the “Prize Merger Agreement”); or

     (ii) the consummation of the transactions contemplated by the Prize Merger Agreement;

unless and until such time as any such Person, together with its Affiliates and Associates, is then the Beneficial Owner of 15% or more of the shares of

Common Stock then outstanding (including, without limitation, by virtue of Beneficial Ownership referenced in clause (i) or (ii) above), and ether (x) such Person shall then purchase or otherwise become the Beneficial Owner of any additional shares of common Stock or (y) any other Person who is the Beneficial Owner of any shares of Common Stock (other than NGP II or NGP III) shall become an Affiliate or Associate of NGP V.

     Section 3. Amendments to Summary of Rights. The second full paragraph of the Summary of Rights to Purchase Preferred Shares set forth in Exhibit C to the Rights Agreement, as amended, shall be further amended to add the following sentence to such paragraph:

Neither Natural Gas Partners V, L.P., a Delaware limited partnership (“NGP V”), nor any of its affiliated or associated persons (including, without limitation, Natural Gas Partners II, L.P., a Delaware limited partnership (“NGP II”) and Natural Gas Partners III, L.P., a Delaware limited partnership (“NGP III”)), shall become or be an Acquiring Person as a result of the execution, delivery and performance of that certain Agreement and Plan of Merger dated as of December 17, 2001 among the Company, Pintail Energy, Inc., a Texas corporation and Prize Energy Corp., a Delaware corporation, and the consummation of any of the transactions contemplated thereby, unless NGP V, together with its affiliated and associated persons, becomes the beneficial owner of additional shares of Common Stock, or another person that beneficially owns shares of Common Stock of the Company (other than NGP II and NGP III) becomes an affiliate or associate of NGP V.

     Section 4. Applicability of “Acquiring Person” to NGP V. The term “Acquiring Person” wherever referred to in the Rights Agreement or in any Exhibit thereto shall be deemed not to include NGP V or any of its Affiliates or Associates (including, without limitation, NGP II and NGP III) except as provided in this Amendment.

     Section 5. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     Section 6. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Nevada and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

     Section 7. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     Section 8. Effect of Amendment. Except as expressly modified herein, the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

MAGNUM HUNTER RESOURCES, INC.

By:	/s/ Gary C. Evans

Name:	Gary C. Evans
Title:	President and Chief Executive Officer

SECURITIES TRANSFER CORPORATION

By:	/s/ Kevin Halter Jr.

Name:	Kevin Halter Jr.
Title:	President

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